SEQUOIA CAPITAL DUBBED COVID THE BLACK SWAN OF 2020

GZI is a different kind of animal



GZI

gzihub.com | Sean Adler: CEO | 303-519-3561 | sadler@gzihub.com

Vision

GZI helps users navigate the next normal
by providing alternative data
through the utilization of synthetic AI

GZI

Alternative Data is the Next Normal



COVID Changed Environmental Trends

➔ Oil prices went negative

➔ Biotechnology and cleantech outperformed the tech sector by 300%

➔ Pew Research Center reported that COVID will complicate the financial goals of roughly half of non-retired adults



DeFi

➔ Rise in popularity of financial APIs and third-party software

➔ Many investors still rely heavily on data that lacks transparency, streamlined delivery, and alternative viewpoints.



Asset Backed Cryptocurrency

➔ Moderna, Tesla, and Google now have their own cryptocurrencies

➔ Major brokerages are normalizing integrated asset management of crypto and traditional products

3

PRODUCT

Deep Tech Meets SAAS







Content
See how our data helps you achieve your goal across 4 continents and 16 countries. GZI supplies pre-screened data according to our backtest and lets you build datasets your way.
Read More
North America
Stock Exchanges Include: New York Stock Exchange (NYSE), Nasdaq Technology (NASDAQ), Mexico (MEXI), Canada (TSE), Canadian Venture (TSXV)
Western Europe
Stock Exchanges Include: London (LSE), France (SBF), Portugal (BVL), Italy (BMV), Vienna (VSE), Swiss Electronic Bourse (EBS), SIX Swiss (VIRTX)
Here's What People Are Saying
Shawn C.
"GZI's proprietary strategies enabled me to achieve a return of 56.05% on my portfolio from October 2019 to March 2021. I'll definitely be conserving his methods for future decisions."
Wonkyung Lee
"I met Sean at dinner with some friends back in November 2019 where he introduced us to his company and its trading methodology. When I asked for a name to invest in, he mentioned Moderna (MRNA) as a solid pharma company. At the time, it was trading at $18. My husband and I talk about Sean every time we see the stock achieve new highs."





Deep Tech Backend

Startup Interface

GZI

Customers Rave About GZI



GZI's proprietary strategies enabled me to achieve a return of 56.05% on my portfolio from October 2019 to March 2021. I'll definitely be conserving his methods for future decisions.

Shawn C.



I met Sean at dinner with some friends back in November 2019 where he introduced us to his company and its trading methodology. When I asked for a name to invest in, he mentioned Moderna (MRNA) as a solid pharma company. At the time, it was trading at $18. My husband and I talk about Sean every time we see the stock achieve new highs.

Wonkyung Lee

SEP 2020

Pitched Alumni Agnel Group
CEO Screened Biotech Ventures for COVID


DEC 2020

Solidifies Positioning
Outperforms 103/107 of Wall St.'s largest hedge funds with 58% gain, 400% on biotech


MAR 2021

Public Recognition
Interviews at CNBC, Graduates Founder Institute in top 2% of their 5,000 companies


JUNE 2021

Press Coverage
CEO featured in the "Top 10 Most Influential Leaders in Biotechnology", Fund Up 30% YTD


JULY 2021

Contracts and Financing
Closes 25% of round from Netcapital, 2yr Development Contract with Kiwitech

AUGUST 2021

Visibility and Distribution
Onboards leading VC advisor, Social Media pageviews spike 335% MoM, Begins Discussions for ETF Partnerships


OCTOBER 2021

Releases 2nd Version, Page Views Spike 3,375%, Recruited by Jason Calacanis's LAUNCH Accelerator




5

REVENUE MODEL

Competitive Channels

Data

5yr returns for AI/ML, systematic, and normal hedge funds:
7.6%, 5.22%, 6.03%



GZI's Results

2020:
58%, 51% higher than robo advisors
2021:
51%, 23% higher than robo advisors
On par with the top hedge funds in the world



Contracts Initiated

$99/mo: Product Teaser
$999/mo: Full Access (Target)
$9999/mo: Professional Suite



Global Market

1 Month: Sales Cycles
$5k: Average Monthly ARPU
5x: CAC/LTV



Addressing Emerging Trends

Alternative Data
Provides a defensive moat around a large B2B opportunity

Cryptocurrency Fund AUM
AUM of cryptocurrency funds worldwide has increased from $2B-$3.8B YoY

Global Hedge Fund AUM
Includes equity funds, excludes mutual funds

$3.5M
Alternative Data
Predicted Bottom's Up TAM

$3.8B
Target AUM
Crypto Funds Worldwide

$32T
Total AUM
Equity Funds Worldwide

GZI

COMPETITION
Integrative by Design

Flexible Adoption
Datasets can be directly uploaded for third party execution

Competitive Results
GZI's pricing would collapse existing funds subject to regulatory expenses



GO TO MARKET

B2B Partnerships



Fractional Resources

B2B Partnerships with international marketing teams and development resources



Crowdfunding

Shares of GZI have been listed online during COVID

Incentivizes users to invest in our success



Direct B2B Sales

NDAs from sales pipeline of hedge fund managing directors across the globe

2200 views and 150 demo requests in 30 days

Leaders Across Sectors and Networks



Sean Adler
CEO, Cofounder

Screened Biotech
Ventures During COVID
for Alumni Angels

Outperformed 95% of Wall
St. in 2020







Matt Mandell
Industry Advisor

Top Rated Mentor at
Founder Institute Since
2009

2 Exits







Lexington Blood
Financial Advisor

Partner at 7BC.VC and LB
Ventures

7BC.VC Invested in
Superhuman Alongside
Jason Calacanis







Tony Ma
Technical Advisor

Raised $13m for Benten
Technologies

Chair of the Founder's
Network DC Chapter





